

Mail Stop 7010

February 21, 2008

Terry W. Rathert
Senior Vice President, Chief Financial Officer and Secretary
Newfield Exploration Company
363 N. Sam Houston Pkwy E.
Suite 2020
Houston, TX 77060

     Re: **Newfield Exploration Company**
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed March 1, 2007
             Form 10-K/A for the Fiscal Year Ended December 31, 2006
             Filed January 15, 2008
             File No. 1-12534

Dear Mr. Rathert:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brad Skinner
                    Senior Assistant Chief Accountant